UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BC&B Coöperatief U.A.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

N97284108

(CUSIP Number)

Mr. R. Toonen, Strawinskylaan 411, WTC Tower A 4th fl., 1077 XX Amsterdam, the Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS BC&B Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,512,949
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,512,949
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,512,949[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.33%[2]

[1]	Includes 19,546,735 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Includes 19,250 Class A shares that are subject to an option that is currently exercisable. Excludes options to purchase 8,750 Class A shares that are not exercisable within 60 days of the date hereof. The options were granted by Yandex effective on the closing of Yandex’s initial public offering in May 2011, and vest over a four year period. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. The Class A Shares and Class B Shares are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). BC&B is 100% owned by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”). See Explanatory Note, below.
[2]	Based on 250,732,061 Class A Shares being the outstanding Class A Shares as of December 31, 2013, as disclosed on Yandex’s Report on Form 6-K dated February 14, 2014, plus 19,250 Class A shares that are subject to an option that is currently exercisable. It also assumes conversion of the Reporting Person’s Class B Shares held as of the date hereof.

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14.	TYPE OF REPORTING PERSON (see instructions) OO

Explanatory Note:

This Schedule 13D records the acquisition by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”), of beneficial ownership of the Class A Shares reported herein from Strickland Holdings Limited, a Cyprus registered limited liability company (“Strickland”). The Class A Shares reported herein are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). Beneficial ownership of the Class A Shares was acquired as a result of the acquisition by BC&B Coop from Strickland of 100% of the share capital of BC&B. The acquisition of beneficial ownership of the Class A Shares by BC&B Coop from Strickland was the result of an internal restructuring which did not change the ultimate beneficial ownership of the shares. 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited (“BVNL”) and 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited (“DDNL”). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 1,542,750 Class A shares and 10,232,812 Class B shares held by BC&B, BVNL has the right to control the voting and disposition of 703,961 Class A shares and 4,669,263 Class B shares held by BC&B, and DDNL has the right to control the voting and disposition of 700,252 Class A Shares and 4,644,661 Class B shares held by BC&B. The beneficial ownership of shares by BC&B, CHNL, BVNL and DDNL are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. See Exhibit A hereto.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Shares of Yandex N.V. (“Yandex”). The address of the principal executive office of Yandex is Schiphol Boulevard 165, 1118 BG Schiphol, The Netherlands.

Item 2. Identity and Background.

This statement is filed by BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands. The principal business of BC&B Coop is holding and financing activities and the address of its principal business and office is WTC Tower A 4th floor, Strawinskylaan 411, 1077 XX Amsterdam, the Netherlands.

To the knowledge of BC&B Coop, the name, business address, citizenship, and principal occupation or employment of each director and officer of BC&B Coop, and any other information concerning the other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D, are set forth in Schedule A and incorporated herein by this reference.

During the past five years, neither BC&B Coop nor, to the knowledge of BC&B Coop, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The beneficial ownership of the Class A Shares was acquired as a result of the acquisition by BC&B Coop from Strickland of 100% of the share capital of BC&B. The consideration for such acquisition was the discharge and extinction of a $259,601,217.34 receivable owed to BC&B Coop by Strickland.

Item 4. Purpose of Transaction.

The acquisition of beneficial ownership of the Class A Shares reported in this Schedule 13D by BC&B Coop from Strickland was the result of an internal restructuring which did not change the ultimate beneficial ownership of the shares. See the Explanatory Note above, which is incorporated herein by reference.

(a) BC&B Coop and, to its knowledge, the other persons listed on Schedule A hereto, may seek to sell the Class A Shares it or they beneficially own in the ordinary course of its or their business.

(f) BC&B Coop, and the other persons listed on Schedule A hereto, may engage in discussions with management, Yandex’s board of directors, other Yandex shareholders and other relevant parties concerning the

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business, operations, board composition, management, strategy and future plans of Yandex. Pursuant to the Amended and Restated Shareholders Agreement (as defined in Item 6 of this Schedule 13D), BC&B and the other shareholders that are parties to the Amended and Restated Shareholders Agreement have agreed to vote the shares held by them in favor of electing or re-electing those persons nominated by Yandex’s board of directors for election or re-election as a director at any general meeting of Yandex shareholders.

One of the members of Yandex’s board of directors, Elena Ivashentseva, is a senior partner at Baring Vostok Capital Partners Limited, a Russian private equity firm. Each of Ms. Ivashentseva and Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Person.

As a result of these activities, and subject to the limitations set forth in the Amended and Restated Shareholders Agreement and the Amended and Restated Registration Rights Agreement (as defined in Item 6 of this Schedule 13D), BC&B Coop may suggest or take a position with respect to potential changes in the business, operations, management or capital structure of Yandex. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

To the knowledge of BC&B Coop, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

Item 5. Interest in Securities of the Issuer.

(a) See Exhibit A hereto, which is incorporated herein by reference.

(b) See Exhibit A hereto, which is incorporated herein by reference.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Shareholders Agreement

BC&B is party to the Second Amended and Restated Shareholders Agreement, dated May 4, 2011, among the shareholders named therein and the Stichting Yandex Conversion (the “Amended and Restated Shareholders Agreement”), which is incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of Yandex N.V. (File No. 333-173766), as filed on May 9, 2011. For a description of the Amended and Restated Shareholders Agreement, see “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Shareholders Agreement” in Yandex’s Annual Report on Form 20-F, filed on March 11, 2013, which is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

BC&B is party to Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated May 4, 2011, among Yandex and the entities and persons named therein (the “Amended and Restated Registration Rights Agreement”), which is incorporated herein by reference to Exhibit 10.2.1 to the Registration Statement on Form S-1 of Yandex N.V. (File No. 333-173766), as filed on May 9, 2011. For a description of the Amended and Restated Registration Rights Agreement, see “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Registration Rights Agreement” in Yandex’s Annual Report on Form 20-F, filed on March 11, 2013, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.	Second Amended and Restated Shareholders Agreement, dated May 4, 2011, among the shareholders named therein and the Stichting Yandex Conversion (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of Yandex N.V. (File No. 333-173766), as filed on May 9, 2011).

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2.	Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated May 4, 2011, among Yandex and the entities and persons named therein (incorporated by reference to Exhibit 10.2.1 to the Registration Statement on Form S-1 of Yandex N.V. (File No. 333-173766), as filed on May 9, 2011).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC&B Coöperatief U.A.

/s/ H.A. Nielsen
H.A. Nielsen
Managing Director A
March 4, 2014

BC&B Coöperatief U.A.

/s/ R.T.J. Toonen
R.T.J. Toonen
Managing Director B
March 4, 2014

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SCHEDULE A

Persons other than Individuals:

Name	Address of Principal Office and Principal Business	Jurisdiction of Organization
Chouet Nominees Limited	See below.	Guernsey
Baring Vostok Nominees Limited		Guernsey
Dehus Dolmen Nominees Limited		Guernsey
Baring Vostok Private Equity Fund		Guernsey
Baring Vostok Private Equity Fund III		Guernsey
Baring Vostok Private Equity Fund IV		Guernsey
Baring Vostok Fund Managers Limited		Guernsey
Baring Vostok Fund III Managers Limited		Guernsey
Baring Vostok Fund IV Managers Limited		Guernsey
Baring Vostok Fund (GP) L.P.		Guernsey
Baring Vostok Fund III (GP) L.P.		Guernsey
Baring Vostok Fund IV (GP) L.P.		Guernsey
Ipes Director (Guernsey) Limited[1]		Guernsey

[1]	Ipes Director (Guernsey) Limited is a Director of Chouet Nominees Limited, Baring Vostok Nominees Limited and Dehus Dolmen Nominees Limited. Its principal address is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

The entities listed above, other than Ipes Director (Guernsey) Limited, are investment funds or their related general partners or nominee or holding companies. The principal address of each such entity is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

Individuals:

Name	Title/Principal Occupation or Employment	Citizenship
Peter Touzeau

Director, Chouet Nominees Limited, Baring Vostok Nominees Limited, Dehus Dolmen Nominees Limited, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited

Client Director, Ipes (Guernsey) Limited

Guernsey
Barry McClay

Director, Chouet Nominees Limited, Baring Vostok Nominees Limited, Dehus Dolmen Nominees Limited, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited

Chief Operating Director, Ipes (Guernsey) Limited

Irish
David Huckfield	Independent Director, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited Consultant, Private Equity Services	British
Holly Nielsen

Director, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited; Director A, BC&B Coöperatief U.A.

Senior Funds Counsel, Baring Vostok Capital Partners Limited

US

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Christopher Brotchie	Independent Director, Baring Vostok Fund Managers Limited, Baring Vostok Fund III Managers Limited and Baring Vostok Fund IV Managers Limited Non-Executive Director and Advisor, Private Equity Funds	British
Robrecht Theodorus Joahnnes Toonen	Director B, BC&B Coöperatief U.A. Senior Business Developer at United Trust	Dutch

The business address for each of the individuals listed above other than Mr. Toonen is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL. The business address for Mr. Toonen is WTC Tower A 4th floor, Strawinskylaan 411, 1077 XX Amsterdam, the Netherlands.

Each individual listed in the table above and Ipes Director (Guernsey) Limited disclaims beneficial ownership of the Class A Shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

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EXHIBIT A

Item 5(a)(b) – Interest in Securities of the Issuer

		Class A Shares
(a)	Amount beneficially owned:
	BC& B Holdings B.V.	22,512,949
	BC&B Coöperatief U.A.	22,512,949
	Chouet Nominees Limited	11,785,640
	Baring Vostok Nominees Limited	5,377,822
	Dehus Dolmen Nominees Limited	5,349,487
	Baring Vostok Private Equity Fund	11,785,640
	Baring Vostok Private Equity Fund III	5,377,822
	Baring Vostok Private Equity Fund IV	5,349,487
	Baring Vostok Fund Managers Limited	11,785,640
	Baring Vostok Fund III Managers Limited	5,377,822
	Baring Vostok Fund IV Managers Limited	5,349,487
	Baring Vostok Fund (GP) L.P.	11,785,640
	Baring Vostok Fund III (GP) L.P.	5,377,822
	Baring Vostok Fund IV (GP) L.P.	5,349,487

(b)	Percent of class
	BC& B Holdings B.V.	8.33%
	BC&B Coöperatief U.A.	8.33%
	Chouet Nominees Limited	4.52%
	Baring Vostok Nominees Limited	2.11%
	Dehus Dolmen Nominees Limited	2.09%
	Baring Vostok Private Equity Fund	4.52%
	Baring Vostok Private Equity Fund III	2.11%
	Baring Vostok Private Equity Fund IV	2.09%
	Baring Vostok Fund Managers Limited	4.52%
	Baring Vostok Fund III Managers Limited	2.11%
	Baring Vostok Fund IV Managers Limited	2.09%
	Baring Vostok Fund (GP) L.P.	4.52%
	Baring Vostok Fund III (GP) L.P.	2.11%
	Baring Vostok Fund IV (GP) L.P.	2.09%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:
	BC& B Holdings B.V.	22,512,949
	BC&B Coöperatief U.A.	0
	Chouet Nominees Limited	0
	Baring Vostok Nominees Limited	0
	Dehus Dolmen Nominees Limited	0
	Baring Vostok Private Equity Fund	0
	Baring Vostok Private Equity Fund III	0
	Baring Vostok Private Equity Fund IV	0
	Baring Vostok Fund Managers Limited	0
	Baring Vostok Fund III Managers Limited	0
	Baring Vostok Fund IV Managers Limited	0
	Baring Vostok Fund (GP) L.P.	0
	Baring Vostok Fund III (GP) L.P.	0
	Baring Vostok Fund IV (GP) L.P.	0

	(ii) Shared power to vote or to direct the vote:
	BC& B Holdings B.V.	0
	BC&B Coöperatief U.A.	22,512,949
	Chouet Nominees Limited	11,785,640
	Baring Vostok Nominees Limited	5,377,822
	Dehus Dolmen Nominees Limited	5,349,487

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	Baring Vostok Private Equity Fund	11,785,640
	Baring Vostok Private Equity Fund III	5,377,822
	Baring Vostok Private Equity Fund IV	5,349,487
	Baring Vostok Fund Managers Limited	11,785,640
	Baring Vostok Fund III Managers Limited	5,377,822
	Baring Vostok Fund IV Managers Limited	5,349,487
	Baring Vostok Fund (GP) L.P.	11,785,640
	Baring Vostok Fund III (GP) L.P.	5,377,822
	Baring Vostok Fund IV (GP) L.P.	5,349,487

(iii)	Sole power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	22,512,949
	BC&B Coöperatief U.A.	0
	Chouet Nominees Limited	0
	Baring Vostok Nominees Limited	0
	Dehus Dolmen Nominees Limited	0
	Baring Vostok Private Equity Fund	0
	Baring Vostok Private Equity Fund III	0
	Baring Vostok Private Equity Fund IV	0
	Baring Vostok Fund Managers Limited	0
	Baring Vostok Fund III Managers Limited	0
	Baring Vostok Fund IV Managers Limited	0
	Baring Vostok Fund (GP) L.P.	0
	Baring Vostok Fund III (GP) L.P.	0
	Baring Vostok Fund IV (GP) L.P.	0

(iv)	Shared power to dispose or to direct the disposition of:
	BC& B Holdings B.V.	0
	BC&B Coöperatief U.A.	22,512,949
	Chouet Nominees Limited	11,785,640
	Baring Vostok Nominees Limited	5,377,822
	Dehus Dolmen Nominees Limited	5,349,487
	Baring Vostok Private Equity Fund	11,785,640
	Baring Vostok Private Equity Fund III	5,377,822
	Baring Vostok Private Equity Fund IV	5,349,487
	Baring Vostok Fund Managers Limited	11,785,640
	Baring Vostok Fund III Managers Limited	5,377,822
	Baring Vostok Fund IV Managers Limited	5,349,487
	Baring Vostok Fund (GP) L.P.	11,785,640
	Baring Vostok Fund III (GP) L.P.	5,377,822
	Baring Vostok Fund IV (GP) L.P.	5,349,487

Explanatory Note:

The Class A Shares reported in this Schedule 13D are held of record by BC&B Holdings B.V., a company incorporated under the laws of the Netherlands (“BC&B”). BC&B Coöperatief U.A., a cooperative association with exclusion of liability incorporated under the laws of the Netherlands (“BC&B Coop” or the “Reporting Person”), holds 100% of the share capital of BC&B. 52.35% of the share capital of BC&B Coop is held by Chouet Nominees Limited (“CHNL”), 23.89% of the share capital of BC&B Coop is held by Baring Vostok Nominees Limited (“BVNL”) and 23.76% of the share capital of BC&B Coop is held by Dehus Dolmen Nominees Limited (“DDNL”). Through their ownership of BC&B Coop, therefore, CHNL has the right to control the voting and disposition of 1,542,750 Class A shares and 10,232,812 Class B shares held by BC&B, BVNL has the right to control the voting and disposition of 703,961 Class A shares and 4,669,263 Class B shares held by BC&B, and DDNL has the right to control the voting and disposition of 700,252 Class A Shares and 4,644,661 Class B shares held by BC&B. BVNL, DDNL and CHNL disclaim beneficial ownership of the shares held by BC&B except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities. See Note 1 to this Schedule 13D, which is incorporated herein by reference.

Each of BVNL, DDNL and CHNL may be deemed members of a group with BC&B Coop and BC&B by reason of the relationships described above. Such persons may also be deemed members of a group with each of the other persons listed in the table above by reason of the relationships described below. Each such person disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group.

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CHNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund (“BVPEF”). Baring Vostok Fund Managers Limited (“BVFML”) is the General Partner to Baring Vostok Fund (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEF. Each of BVFML and Baring Vostok Fund (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by CHNL and BVPEF except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

BVNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund III (“BVPEFIII”). Baring Vostok Fund III Managers Limited (“BVFIIIML”) is the General Partner to Baring Vostok Fund III (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIII. Each of BVFIIIML and Baring Vostok Fund III (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by BVNL and BVPEFIII except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

DDNL is a limited liability company that acts as nominee holding company for Baring Vostok Private Equity Fund IV (“BVPEFIV”). Baring Vostok Fund IV Managers Limited (“BVFIVML”) is the General Partner to Baring Vostok Fund IV (GP) L.P. who in turn is the General Partner to each of the Limited Partnerships comprising BVPEFIV. Each of BVFIVML and Baring Vostok Fund IV (GP) L.P. disclaim beneficial ownership of the shares beneficially owned by DDNL and BVPEFIV except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Each of BVFML, BVFIIIML and BVFIVML (together the “General Partners”) are owned by Baring Vostok Manager Holding Limited (Guernsey) (“BVMHL”). BVMHL disclaims beneficial ownership of the shares beneficially owned or deemed beneficially owned by each of the other persons listed in the table above except to the extent of its pecuniary interest therein and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

Voting and investment power over the investments held by each of the limited partnerships in the Baring Vostok funds is exercised by each fund’s respective General Partner. Baring Vostok Capital Partners Limited, as investment advisor to the Baring Vostok funds, has no voting or investment control over the Baring Vostok funds. The General Partners make decisions based on recommendations of investment committees appointed in respect of BVPEF, BVPEFIII and BVPEFIV. Baring Vostok Capital Partners Limited disclaims beneficial interest in the securities held by the Reporting Person and the other persons listed on the table above.

The beneficial ownership of shares by the persons listed in the table above, other than BC&B Coop, are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. Such beneficial ownership is reported on the Schedule 13G initially filed by such persons on February 14, 2012, as subsequently amended.